FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

STOCK EXCHANGE RELEASE

November 16, 2015

Nokia has supplemented its listing prospectus relating to the proposed combination with Alcatel-Lucent

Nokia Corporation
Stock Exchange Release
November 16, 2015 at 11:30 (CET +1)

Nokia has supplemented its listing prospectus relating to the proposed combination with Alcatel-Lucent

Espoo, Finland - Nokia announced today that it has supplemented its English language listing prospectus dated October 23, 2015 relating to the proposed combination with Alcatel-Lucent (the “Listing Prospectus”). In addition to the listing on Nasdaq Helsinki of the new shares to be issued as consideration to Alcatel-Lucent security holders, the Listing Prospectus will be used for the contemplated listing of Nokia’s existing and new shares on Euronext Paris and in connection with the French public exchange offer for Alcatel-Lucent securities.

The Finnish Financial Supervisory Authority has on November 16, 2015 approved a supplement to the Listing Prospectus (“Supplement”) containing certain updates based on announcements and developments that have taken place after the approval of the Listing Prospectus, such as, among others, the announcement by Nokia and Alcatel-Lucent of their respective interim results for the nine months ended September 30, 2015; the announcement of Nokia’s EUR 7 billion program to optimize its capital structure and acceleration of the EUR 900 million synergy target for the Alcatel-Lucent transaction; the approval of the French offer document (note d’information) relating to the public exchange offer and certain specifications to the terms and conditions of the exchange offer; changes made to the Memorandum of Understanding between Nokia and Alcatel-Lucent relating to, among other things, certain changes to the treatment of Alcatel-Lucent Stock Options and Performance Shares; and the response document (note en réponse) filed by Alcatel-Lucent, which includes, inter alia, the recommendation issued by the Alcatel-Lucent Board of Directors for the holders of Alcatel-Lucent securities to tender such securities pursuant to the exchange offer.

The Supplement, together with a French language translation of the summary of the Listing Prospectus as amended through the Supplement, will be notified by the Finnish Financial Supervisory Authority to the French stock market authority Autorité des Marchés Financiers in accordance with the EU Prospectus Directive.

The Supplement has been attached to this stock exchange release and will, together with the Listing Prospectus, be available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction as of November 16, 2015. The Supplement will also be available at the reception of Nasdaq Helsinki at Fabianinkatu 14, FI-00100 Helsinki, Finland, and at the head office of Nokia at Karaportti 3, FI-02610 Espoo, Finland, as of November 17, 2015.

The U.S. Registration Statement on Form F-4 dated November 12, 2015 that was filed with the U.S. Securities and Exchange Commission in connection with Nokia’s proposed exchange offer relating to the contemplated acquisition of Alcatel Lucent was declared effective on November 13, 2015. A copy of the Registration Statement is available on http://company.nokia.com/en/investors/financial-reports/sec-filings.

About Nokia
By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries
Nokia
Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

Microsite details
Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS
This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the listing of Nokia shares, the French public exchange offer, and anticipated synergies of the proposed combination with Alcatel-Lucent. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: regulatory approval and EU passporting of the listing prospectus and Nokia’s ability to integrate Alcatel Lucent.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the U.S. Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION
This release relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015 (as amended on October 22, 2015, November 6 and November 12, 2015) and declared effective by the SEC on November 13, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with and approved by the Finnish Financial Supervisory Authority on October 23, 2015 and the supplement approved by the Finnish Financial Supervisory Authority on November 16, 2015  or the offer document (note d’information) filed by Nokia with and, which received the visa of, the AMF, on November 12, 2015 or the response document (note en réponse) filed by Alcatel Lucent with, and which received the visa of, the AMF, on November 12, 2015 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the Registration Statement, the Exchange Offer Documents have not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).